

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Richard Ferrari
Executive Chairman of the Board
Tenon Medical, Inc.
104 Cooper Court
Los Gatos, CA 95032

> **Re: Tenon Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2021**
> **File No. 333-260931**

Dear Mr. Ferrari:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 10, 2021

Summary Risk Factors, page 10

1. We note the liquidation preferences on your Series A and Series B preferred stock and that the gross proceeds from your public offering may be less than $25,000,000. If any preferred stock will remain outstanding after your public offering, please include summary risk factor disclosure, and a full risk factor, addressing the material risks to your common stockholders associated with the liquidation preferences on the preferred stock, including that the liquidation preferences could have the effect of preventing your common stockholders from receiving any proceeds in the event your company is liquidated. If applicable, please quantify the amounts of the liquidation preferences on any preferred stock that will remain outstanding after your public offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey P. Wofford, Esq.